December 11, 2007
BY EDGAR AND HAND DELIVERY
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Blackboard Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2007
File No. 000-50784
Dear Ms. Collins:
On behalf of Blackboard Inc. (“Blackboard” or the “Company”), this letter responds to the comments in your letter dated December 3, 2007 to Michael Beach, the CFO of Blackboard, related to your review of the Company’s SEC filings.
Form 10-K for the Fiscal Year Ended December 31, 2006
Consolidated Statements of Operations, page 46
1.	We note in your response to our prior comment number 2 that you include hosting revenues in your product line item in your consolidated statements of operations. Tell us how you considered Rule 5-03(b)(1) of Regulation S-X in classifying such revenues as product revenues as opposed to service revenue. In your response, tell us how you considered presenting hosting revenues and the related cost of revenue, as a separate line item or including such revenues in your service revenue line item in your consolidated statements of operations.

RESPONSE:
The Company has previously responded to the question of why the Company classifies hosting revenues in “Product Revenues” in its consolidated statements of operations in its response letter dated April 7, 2004 to the Staff in its response to comment number 51 in contemplation of the Company’s initial public offering (“IPO”). The Company has reconsidered Rule 5-03(b)(1) of Regulation S-X and the factors discussed in the Company’s letter to the Staff dated April 7, 2004. The Company believes it is appropriate to include hosting revenues in “Product Revenues” and has included the appropriate disclosures which describes its various revenue streams and associated revenue recognition policies in its SEC filings. In all of the Company’s hosting arrangements, the Company’s customers have purchased a software license or licenses and have the right to take possession of the software without significant penalty. In addition, it is feasible for the customer to either run the software on their own hardware or contract with a third party to host the software. The Company does not have vendor-specific objective evidence (VSOE) of the fair value of the hosting element of its arrangements which include software licenses. Further, the Company does not have VSOE on the support and maintenance separate from its software license included in its hosting arrangements. Therefore, the Company cannot separately classify hosting fees and costs of hosting fees in accordance with SOP 97-2. The Company believes an allocation of hosting revenues to “Professional Services Revenues” would be arbitrary and inappropriate given it does not have VSOE on multiple elements of its arrangements. A majority of the Company’s product revenues include product revenues that are recognized ratably, including hosting, while the Company’s professional service revenues are recognized as the services are provided and experience cyclical seasonality. There have been no changes to the Company’s hosting arrangements or the accounting related to hosting arrangements since the Company’s IPO in June 2004, and the significance of the Company’s hosting revenues to total revenues has not differed materially since the Company’s IPO. Costs associated with hosting arrangements are classified as costs of product revenues and are expensed as incurred. Accordingly, the Company believes that it has appropriately included hosting revenues in “Product Revenues” and hosting costs in “Cost of Product Revenues” and has included the appropriate disclosures.
In addition, the Company believes that the investment community understands that “Product Revenues” include hosting revenues as the Company has included disclosure in its revenue recognition policy and MD&A to this effect.

* * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 202-463-4860 should you have any questions.
Thank you,
Michael Beach
Chief Financial Officer
Blackboard Inc.
1899 L Street, NW
Washington DC 20036

cc:	Megan Akst, SEC Senior Staff Accountant
Patrick Gilmore, SEC Senior Staff Accountant

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